UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-41990

Mobile-health Network Solutions

(Exact name of registrant as specified in its charter)

2 Venture Drive, #07-08 Vision Exchange

Singapore 608526

+65 6222 5223

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Mobile-Health,” “we,” “us” and “our” refer to Mobile-health Network Solutions and its subsidiaries.

Reverse Split.

As previously disclosed, at the Company’s Extraordinary General Meeting held on June 8, 2026, the Company’s shareholders approved, among other items, (i) the 1-for-6 reverse stock split of all of its issued and outstanding, and authorized but unissued, ordinary shares (the “Reverse Stock Split”), (ii) an increase in the authorised share capital of the Company (the “Increase in Authorised Share Capital”), and (iii) the Amended and Restated Memorandum and Articles of Association of the Company (the “Memorandum Amendment”) to reflect the Reverse Stock Split and Increase in Authorised Share Capital.

On June 10, 2026, the Company’s Board of Directors, acting pursuant to the approval by the Company’s shareholders, filed the Memorandum Amendment by sending notice to the Registrar of Companies of the Cayman Islands.

Pursuant to the Memorandum Amendment, the authorised share capital has been changed to $18,720,000 and is now divided into 19,500,000,000 ordinary shares, and the par value of the ordinary shares has increased from $0.00016 per share to $0.00096 per share. As a result of the Reverse Stock Split, every six issued and outstanding ordinary shares were combined into one issued and outstanding ordinary share. Shareholders will not receive fractional shares; instead, any fractional entitlement will be rounded up such that each Shareholder shall receive one ordinary share in lieu of any fractional shares.

The Reverse Stock Split will become effective at 12:01 a.m. Eastern Time on June 29, 2026, and the Company’s ordinary shares will begin trading on a Reverse Stock Split-adjusted basis on the Nasdaq Capital Market under the existing ticker symbol “MNDR” at the market open on June 29, 2026. The Company had previously announced that the Reverse Stock Split was expected to become effective on June 22, 2026, however the effective date has been postponed to June 29, 2026.

After the Reverse Stock Split, the trading symbol for the Company’s ordinary shares will continue to be “MNDR.” The new CUSIP number for the Company’s ordinary shares is G62264 133.

The foregoing description of the Memorandum Amendment is a summary of the material terms of the Memorandum Amendment and does not purport to be complete and is qualified in its entirety by reference to the Memorandum Amendment, form of which was filed as Exhibit 99.3 to the Company’s Form 6-K filed on May 18, 2026.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Mobile-health Network Solutions

Date: June 18, 2026	By:	/s/ Siaw Tung Yeng
Siaw Tung Yeng
Co-Chief Executive Officer